

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 1, 2017

<u>Via E-mail</u>
Anthony Mifsud
Chief Financial Officer
Corporate Office Properties Trust and Corporate Office Properties, L.P.
6711 Columbia Gateway Drive, Suite 300
Columbia, MD 21046

> **Re: Corporate Office Properties Trust**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 17, 2017**
> **File No. 1-14023**
>
> **Corporate Office Properties, L.P.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 17, 2017**
> **File No. 333-189188**

Dear Mr. Mifsud:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Accountant
Office of Real Estate
& Commodities